Exhibit 99.1

Dominion Diamond Announces Final Approval of Jay Project Water Licence

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 7, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to announce that the Minister of Environment and Natural Resources, Government of the Northwest Territories, the Honourable Robert C. McLeod, has approved the Type A Water Licence for the Ekati Diamond Mine, including the Jay project. The Minister’s letter of approval and the amended Water Licence, which is currently in effect, can be accessed on the Wek’èezhìi Land and Water Board (“WLWB”) Online Registry through the following links:

  Minister's letter of approval
  Ekati Water Licence (amended for Jay Development)

“Receipt of the amended Water Licence is a significant milestone for the Jay project,” said Jim Gowans, Chairman of the Board of Directors of Dominion. “We would like to thank the WLWB and the Minister for their work to complete this final major step in the permitting process at Jay. This project is an important part of our overall growth strategy which will deliver value over the long-term.”

The Jay project is located in the 100%-owned Buffer Zone at the Ekati Diamond Mine. Jay is a large high-grade kimberlite, and was approved for construction by the Company in July 2016.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca, or contact:

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897